Exhibit 99.9

ZenaTech to Provide an Update on its Global Drone as a Service Expansion and Defense Sector Progress at Three Upcoming Investor Conferences

Vancouver, British Columbia, (January 15, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that the company has been invited to present and participate in one-on-one investor meetings at three upcoming investor conferences: the Emerging Growth Conference, the Deal Flow Discovery Conference, and the Noble Capital Markets Emerging Growth Virtual Equity Conference. These well-regarded events attract institutional investors, fund managers, family offices, and retail investors seeking high-growth small-cap company opportunities. ZenaTech’s leadership team members will provide an update on the company’s global Drone as a Service expansion and defense sector progress, along with key industry and regulatory trends supporting the Company’s business growth. The conference details include:

The Emerging Growth Conference ─ A virtual investor conference that connects growth-oriented public companies with a selection of institutional investors, family offices, and individual investors through live webcast corporate presentations and interactive Q&A sessions. ZenaTech will be presenting on the 22nd of January 2026.

Event Dates: January 21–22, 2026

Format: Virtual

Website: Emerging Growth Conference

The DealFlow Discovery Conference ─ A well-known annual investor event focused on connecting growth-oriented public and private companies with institutional investors through structured presentations and one-on-one meetings.

Event Dates: January 27–29, 2026
Venue: Borgata Hotel Casino & Spa, Atlantic City, New Jersey

Website: DealFlow Discovery Conference

The Noble Capital Markets Emerging Growth Virtual Equity Conference ─ Provides public companies with direct access to institutional and accredited investors through live virtual presentations and meetings.

Event Date: February 5, 2026

Format: Virtual
Website: Noble Capital Markets Emerging Growth Virtual Equity Conference

To attend a presentation or book a one-on-one meeting with ZenaTech please refer to the conference website links or contact the company at investors@zenatech.com.

About ZenaTech

ZenaTech, (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, maintenance, security, compliance, and surveying processes. With enterprise software customers using branded solutions across law enforcement, government, and industrial sectors, and drones being implemented across multiple commercial, agricultural and defense sectors, ZenaTech’s portfolio of solutions help drive exceptional operational efficiencies, precision, safety, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its global DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.